FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE

December 15, 2010

ITEM 3.

NEWS RELEASE

A news release was disseminated on December 15, 2010 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.

               SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has approved a budget for $100m for the construction of the WBJV Project 1 Platinum Mine. The budget has also been unanimously approved by the Board of Maseve Investments 11 Pty Ltd. “Maseve”, the WBJV operating company where Platinum Group holds the right to increase its interest to 74% and Wesizwe Platinum (WEZ-JSE) holds a 26% interest.

ITEM  5.

                FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce that it has approved a budget for $100m for the construction of the WBJV Project 1 Platinum Mine. The budget has also been unanimously approved by the Board of Maseve Investments 11 Pty Ltd. “Maseve”, the WBJV operating company where Platinum Group holds the right to increase its interest to 74% and Wesizwe Platinum (WEZ-JSE) holds a 26% interest.

Platinum Group Metals as manager of the WBJV Project 1 Platinum Mine, has appointed DRA Mining Pty Ltd. for Engineering, Procurement and Construction Management, (“EPCM”) for the surface infrastructure and underground development planned at the WBJV Project 1 Platinum mine. This work has commenced. Project 1 is located near Rustenburg, South Africa and adjoins the Wesizwe Platinum Mine construction.  Project 1 also adjoins the Styldrift mine construction and producing Bafokeng Rasimone Platinum Mine, both owned by Royal Bafokeng Platinum Ltd. (RBP - JSE).

R. Michael Jones, President of Platinum Group Metals Ltd., said “We are pleased that both partners in the WBJV operating company have resolved to move ahead as planned. It is excellent to see such a strong project team, with a successful record working together in the past, being re-assembled so quickly for our WBJV Project 1. We are on track with our implementation plan.”

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The EPCM contract with DRA will provide approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore over the next 18 months. DRA’s scope of work will include engineering, design, construction management, administration and cost and schedule control.  This work is now underway.

DRA is a global engineering firm that has managed more than 55 platinum mine developments and operations in South Africa. DRA will work closely with the Company’s Project Manager and Owner’s Representative Mr. Thys Uys.  Platinum Group Metals and Mr. Uys have recently expanded the owners team to include a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Environmental Impact Assessment and Management Plan, all who have worked with Thys Uys before on large scale mining construction projects.

DRA has started work on the detailed project implementation for power and water so that as soon as detailed permits for excavations are in place they are able to start work on site. Allocations for construction power and water from existing infrastructure have been confirmed.

The budget developed for underground access has been generally consistent with the budget for such phases of work in the Updated Feasibility Study (October 2009, www.SEDAR.com). The underground mining contract for the sinking of declines will go out to tender in the weeks ahead and a more detailed review of implementation costs will be completed following the award of this contract.

Platinum Group Metals and Maseve have exercised their option to purchase the Sundown Ranch and facilities and have made the required final deposit under this agreement of ZAR117M (C$16.7M). The transfer of the hotel assets to Maseve will occur in the months ahead and the plan is for the hotel and facilities to continue as is as part of the community under a management contract with the current manager. In addition to covering the surface rights over the mining area, the Sundown Ranch will provide part of the housing needs for construction, site offices and facilities and importantly, can be part of a regional training effort for the community.

Platinum Group Metals also announces the appointment of Mr. Herbert Medopi as Manager of Permitting, Government and Stakeholder Relations. Mr. Medopi has a successful track record of ensuring that large scale projects follow a proper permitting process so that all stakeholders can have their views heard and projects can therefore develop in a responsible manner. Mr. Medopi and Mr. Uys have also worked well together in the past.

Milestones over the next 4 to 6 months;

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Finalization and Department of Mineral Resources grant of the bulk sample permit for underground development and access

o

Filing of the Full Mining Authorization Permit application following the grant of the underground development and access permit

o

Commencement of Site establishment and excavations

o

Award of the mining contract for underground development

o

Appointment of the Lead Arranger for Project Finance –Full Mine Construction

Qualified Person

The Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and is the Company’s CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and the supervision of precious metals mine operations.

ITEM  6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

December 20, 2010

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